Exhibit 12.9

Atlantic City Electric Company and Subsidiary Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	52	78	76	73	(46)
Less: Capitalized interest	—	—	—	—	(3)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	52	78	76	73	(49)
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	71	68	64	65	64
Interest component of rental expense (a)	4	4	4	4	4

Total fixed charges	75	72	68	69	68
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	127	150	144	142	19
Ratio of earnings to fixed charges	1.7	2.1	2.1	2.1	0.3 (b)

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
(b)	The ratio coverage was less than 1:1. The registrant must generate additional earnings of $49 million to achieve a coverage ratio of 1:1.